Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com

W. Robert Shearer +1 713.220.5812/fax: +1 713.236.0822 rshearer@akingump.com
July 12, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	TWFG, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2024
File No. 333-280439
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated July 12, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, File No. 333-280439 ( “Amendment No. 1”).
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto. As previewed telephonically with the Staff, we have attached revised disclosure proposed to be included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) (in redline form, marked against Amendment No. 1, with deletions indicated by strike-outs and in red font and additions indicated by underlining and in blue font) as exhibits to this letter. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Amendment No. 2 to Registration Statement on Form S-1
Unaudited Pro Forma Financial Information, page 89
1.We note the presentation of columns for both transaction accounting adjustments and for offering adjustments. The information presented as “offering adjustments” would appear to be representative of “transaction accounting adjustments” pursuant to Article 11 of Regulation S-X. Please revise the disclosures to adequately reflect and label the pro forma adjustments within an individual column in accordance with Article 11 of Regulation S-X.
In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 91, 92, 95, and 96 of Amendment No. 2 as set forth on Exhibit A attached hereto.

U.S. Securities and Exchange Commission July 12, 2024 Page 2
Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations, page 93
2.Please tell us and revise the disclosures to address how the effective income tax rate of 3.5%, which is reflective of U.S. federal, state and local income taxes, was determined.
In response to the Staff’s comment, the Company proposes to add the tabular disclosure to footnote 4 on page 93 of Amendment No. 2 to explain how the effective income tax rate of 3.5% was determined as set forth on Exhibit B attached hereto.
Principal Stockholders, page 165
3.Please identify the natural persons who have voting or dispositive power with respect to GHC Woodlands Holdings, Inc.
In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 166 and 167 of Amendment No. 2 as set forth on Exhibit C attached hereto.
* * * * *

If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer
cc:
TWFG, Inc.
Richard F. (“Gordy”) Bunch III
Katherine C. Nolan
Janice E. Zwinggi
Julie E. Benes
Akin Gump Strauss Hauer & Feld LLP
John Goodgame
Shar Ahmed

Exhibit A
The pro forma adjustments related to the Transactions, are described in the notes to the unaudited pro forma consolidated and combined financial information, and principally include the reorganization transactions described under “Organizational structure.”
The pro forma adjustments related to this offering, which we refer to as the offering adjustments, are described in the notes to the unaudited pro forma consolidated and combined financial information, and principally include the following:
•the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $154.3 million, assuming that the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;
•provision for U.S. federal and state income taxes of TWFG, Inc. as a taxable corporation at an effective rate of 3.5% for the three months ended March 31, 2024 and 4.3% for the year ended December 31, 2023 (the effective rate was calculated using the new U.S. federal income tax rate of 21%);
•the application by TWFG, Inc. of the proceeds of this offering to purchase 11,000,000 LLC Units from TWFG Holding Company, LLC and the application of such proceeds by TWFG Holding Company, LLC to pay fees and expenses of approximately $5.6 million in connection with this offering and the reorganization transactions and to repay in full outstanding debt under our Revolving Credit Agreement; and
•the grant of restricted stock units (“RSUs”) of Class A common stock under our 2024 Incentive Plan in connection with this offering.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Unaudited Pro Forma
Consolidated and Combined Statement of Operations
(amounts in thousands, except share data)
Three Months Ended March 31, 2024
Column(s) have been hidden from this table

	Historical TWFG Holding Company LLC(1)	~~Offering adjustments~~Tra nsaction Accounting Adjustments		Pro forma TWFG, Inc.
Revenues
Commission income	$42,545	$—		$42,545
Contingent income	1,076	—		1,076
Fee income	2,232	—		2,232
Other income	460	—		460
Total revenues	46,313	—		46,313
Expenses
Commission expense	26,443	—		26,443
Salaries and employee benefits	6,254	983	(2)(3)	7,237
Other administrative expenses	3,130	—		3,130
Depreciation and amortization	3,013	—		3,013
Total operating expenses	38,840	983		39,823
Operating income	7,473	(983)		6,490
Interest expense	(842)	—		(842)
Other non-operating income (expense), net	(2)	—		(2)
Income before tax	6,629	(983)		5,646
Income tax expense	—	199	(4)	199
Net income from continuing operations	6,629	(1,182)		5,447
Net income attributable to non-controlling interests	—	4,127	(5)	4,127
Net income attributable to TWFG, Inc.	$6,629	$(5,309)		$1,320
Pro forma net income per share data: (6)
Pro forma weighted average shares of Class A common stock outstanding
Basic				13,161,873
Diluted				13,161,873
Net income available to Class A common stock per share
Basic				0.10
Diluted				0.10

See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma
Consolidated and Combined Statement of Operations
(amounts in thousands, except share data)
Year ended December 31, 2023
Column(s) have been hidden from this table

	Historical TWFG Holding Company, LLC(1)	~~Offering adjustments~~Tra nsaction Accounting Adjustments		Pro forma TWFG, Inc.
Revenues
Commission income	$158,679	$—		$158,679
Contingent income	4,085	—		4,085
Fee income	8,311	—		8,311
Other income	1,859	—		1,859
Total revenues	172,934			172,934
Expenses
Commission expense	116,847	—		116,847
Salaries and employee benefits	13,970	4,667	(2)(3)	18,637
Other administrative expenses	10,973	—		10,973
Depreciation and amortization	4,862	—		4,862
Total operating expenses	146,652	4,667		151,319
Operating income	26,282	(4,667)		21,615
Interest expense	(1,003)	—		(1,003)
Other non-operating income (expense), net	(17)	—		(17)
Income before tax	25,262	(4,667)		20,595
Income tax expense	—	878	(4)	878
Net income from continuing operations	25,262	(5,545)		19,717
Net income attributable to non-controlling interests (a)	—	14,941	(5)	14,941
Net income attributable to TWFG, Inc.(a)	$26,096	$(21,129)	(b)	$4,133
Pro forma net income per share data: (6)
Pro forma weighted average shares of Class A common stock outstanding
Basic				13,161,873
Diluted				13,161,873
Net income available to Class A common stock per share
Basic				$0.31
Diluted				$0.31

(a)Includes the impact of $0.834 million of net income from discontinued operation, net of tax.
(b)Excludes the impact of $0.643 million income from discontinued operation, net of tax.
See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations
(1)TWFG, Inc. was incorporated as a Delaware corporation on January 8, 2024 and has no material assets or results of operations until the completion of this offering and therefore its historical statement of operations is not shown in a separate column in this unaudited pro forma consolidated and combined statement of operations. This column represents the historical consolidated financial statements of TWFG Holding Company, LLC, the predecessor for accounting purposes.
(2)This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant RSUs to certain employees and non-employee directors in connection with this offering. This amount was calculated assuming a grant date fair value based on the midpoint of the estimated offering price set forth on the cover of this prospectus.
(3)This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. As discussed below, we will make grants of RSUs under the 2024 Incentive Plan to certain of our named executive officers. See “Executive compensation—Actions Taken Following Fiscal Year-End—2024 IPO Equity Grants.”
(4)TWFG Holding Company, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by TWFG Holding Company, LLC will flow through to its partners, including us, and is generally not subject to tax at the TWFG Holding Company, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of TWFG Holding Company, LLC. As a result, the unaudited pro forma consolidated and combined statement of operations reflects adjustments to our income tax expense to reflect an effective income tax rate of 3.5%, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction. A reconciliation of the differences between effective income tax rate and the U.S. federal statutory tax rate are as follows:

Income at U.S. statutory rate	21.0%
State taxes, net of federal benefit	1.1
Nontaxable partnership income	(18.5)
Other	(0.1)
Effective income tax rate	3.5%

(5)Upon completion of the Transactions, TWFG, Inc. will become the sole managing member of TWFG Holding Company, LLC. Although we will have a minority economic interest in TWFG Holding Company, LLC, we will have the sole voting interest in, and control the management of, TWFG Holding Company, LLC. As a result, we will consolidate the financial results of TWFG Holding Company, LLC and will report a non-controlling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, TWFG, Inc. will own 24.2% of the economic interest of TWFG Holding Company, LLC and the Pre-IPO LLC Members will own the remaining 75.8% of the economic interest of TWFG Holding Company, LLC. Net income attributable to non-controlling interests will represent 75.8% of the income before income taxes of TWFG, Inc. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, TWFG, Inc. will own 26.5% of the economic interest of TWFG Holding Company, LLC and the Pre-IPO LLC Members will own the remaining 73.5% of the economic interest of TWFG Holding Company, LLC and net income attributable to non-controlling interests would represent 73.5% of the income before income taxes of TWFG Holding Company, LLC. Shares of non-economic Class B common stock and non-economic Class C common stock are not participating securities and therefore are not included in the per share calculations.
(6)The weighted average number of shares underlying the basic earnings per share calculation reflects 13,161,873 shares of Class A common stock outstanding. Shares of Class A common stock outstanding after the offering are included within the weighted average number of shares as they are the only outstanding securities which participate in distributions or dividends by the Company. All of the proceeds from the sale of Class A common stock will be used to purchase LLC Units, and we will cause TWFG Holding Company, LLC to use the proceeds it receives from the sale of LLC Units to TWFG, Inc. to pay fees and expenses in connection with this offering and the reorganization transactions, to repay in full outstanding debt under our Revolving Credit Agreement and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies and for general corporate purposes. Pro forma diluted income per share is computed by adjusting pro forma net income attributable to the Company and the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. Shares of non-economic Class B common stock and non-economic Class C common stock are not participating securities and therefore are not included in the calculation of pro forma basic income per share.

Unaudited Pro Forma
Consolidated and Combined Statement of Financial Position
(amounts in thousands)
As of March 31, 2024
Column(s) have been hidden from this table

	Historical TWFG Holding Company, LLC(1)	~~Offering adjustments~~Trans action Accounting Adjustments		Pro forma TWFG, Inc.
Assets
Current assets
Cash and cash equivalents	$22,555	$110,368	(2)	$132,923
Restricted cash	8,863	—		8,863
Commissions receivable, net	19,735	—		19,735
Accounts receivable	6,075	—		6,075
Deferred offering costs	2,733	(2,733)		—
Other current assets, net	1,292	—		1,292
Total current assets	61,253	107,635		168,888
Non-current assets
Intangible assets - net	80,420	—		80,420
Property and equipment - net	539	—		539
Lease right-of-use assets - net	2,977	—		2,977
Other non-current assets	853	—		853
Total assets	$146,042	$107,635		$253,677

Liabilities and Members' Equity
Current liabilities
Commissions payable	$13,318	$—		$13,318
Carrier liabilities	10,483	—		10,483
Accounts payable	258	—		258
Operating lease liabilities, current	1,041	—		1,041
Short-term debt	2,235	—		2,235
Deferred acquisition payable, current	527	—		527
Other current liabilities	3,304	199		3,503
Total current liabilities	31,166	199		31,365
Non-current liabilities
Operating lease liabilities, net of current portion	1,858	—		1,858
Long-term debt	46,446	(41,000)		5,446
Deferred acquisition payable, non-current	1,243	—		1,243
Total liabilities	80,713	(40,801)		39,912
Commitment and contingencies
Members' equity/stockholders’ equity
Class A common stock	—	132	(2)(5)	132
Non-economic Class B common stock	—	73	(4)	73
Non-economic Class C common stock	—	339	(4)	339
Class A common units	28	(28)		—
Class B common units	111	(111)		—
Class C common units	521	(521)		—
Additional paid-in capital	55,132	(4,573)	(2)(5)(6)(7)	50,559

	Historical TWFG Holding Company, LLC(1)	~~Offering adjustments~~Trans action Accounting Adjustments		Pro forma TWFG, Inc.
Retained earnings	9,014	(8,461)	(5)(6)	553
Accumulated other comprehensive income	523	(396)		127
Total members’ equity/stockholders’ equity attributable to TWFG, Inc	65,329	(13,546)	(3)	51,783
Non-controlling interest	—	161,982		161,982
Total members’ equity/stockholders’ equity	65,329	148,436		213,765
Total liabilities and member’s equity/stockholders’ equity	$146,042	$107,635		$253,677

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Consolidated and Combined Statement of Financial Position as of March 31, 2024
(1)TWFG, Inc. was incorporated as a Delaware corporation on January 8, 2024 and has no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated and combined statement of financial position. This column represents the historical consolidated financial statements of TWFG Holding Company, LLC, the predecessor for accounting purposes.
(2)For purposes of the unaudited pro forma financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be 75.8%, and the net income attributable to LLC Units not held by us will accordingly represent 75.8% of our net income. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the ownership percentage represented by LLC Units not held by us will be 73.5% and the net income attributable to LLC Units not held by us will accordingly represent 73.5% of our net income. The higher percentage of net income attributable to LLC Units not held by us over the ownership percentage of LLC Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to our interest. Except for the per share amounts, the amounts in the table below are in thousands.

Assumed initial public offering price per share		$15.00
Shares of Class A common stock issued in this offering	11,000
Gross proceeds		$165,000
Less: underwriting discounts and commissions	10,725
	~~$~~	~~10,725~~
Less: offering expenses (including amounts previously deferred)	5,640
	~~$~~	~~5,640~~
Offering expenses deferred	2,733
	~~$~~	~~2,733~~
Less: debt payoff	41,000
	~~$~~	~~41,000~~
Net cash proceeds		$110,368

(3)Upon completion of the Transactions, we will become the sole managing member of TWFG Holding Company, LLC. Although we will have a minority economic interest in TWFG Holding Company, LLC, we will have the sole voting interest in, and control the management of, TWFG Holding Company, LLC. As a result, we will consolidate the financial results of TWFG Holding Company, LLC and will report a noncontrolling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statement of financial position. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage	Amount
Interest in TWFG Holding Company, LLC held by TWFG, Inc.	13,161,873	24.22%	$197,428,094
Non-controlling interest in TWFG Holding Company, LLC held by Pre-IPO LLC Members	41,171,460	75.78%	$617,571,906

If the underwriters were to exercise in full their option to purchase additional shares of our Class A common stock, TWFG, Inc. would own 26.5% of the economic interest of TWFG Holding Company, LLC and the Pre-IPO LLC Members would own the remaining 73.5% of the economic interest of TWFG Holding Company, LLC.
Following the consummation of this offering, the LLC Units held by the Pre-IPO LLC Members, representing the noncontrolling interest, will be redeemable at the election of such members, for shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the third amended and restated TWFG Holding Company, LLC agreement.
(4)In connection with this offering, we will issue 33,893,810 shares of non-economic Class C common stock to Bunch Holdings and we will issue 7,277,651 shares of non-economic Class B Common Stock to the other Pre-IPO LLC Members.
(5)This adjustment represents the total increase in compensation expense we expect to incur following the completion of this offering as a result of the IPO Equity Grants and grants of RSUs to other key employees and select members of our board of directors, in each case, under our 2024 Incentive Plan.
(6)We are deferring certain costs associated with this offering, including legal expenses of approximately $3.2 million, accounting expenses of approximately $1.6 million and other related expenses of approximately $0.9 million, which have been recorded in other current assets on this unaudited pro forma consolidated and combined statement of financial position. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.
(7)The adjustment in Additional Paid In Capital reflects the allocation between controlling and noncontrolling interest.

Exhibit B
Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations
(1)TWFG, Inc. was incorporated as a Delaware corporation on January 8, 2024 and has no material assets or results of operations until the completion of this offering and therefore its historical statement of operations is not shown in a separate column in this unaudited pro forma consolidated and combined statement of operations. This column represents the historical consolidated financial statements of TWFG Holding Company, LLC, the predecessor for accounting purposes.
(2)This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant RSUs to certain employees and non-employee directors in connection with this offering. This amount was calculated assuming a grant date fair value based on the midpoint of the estimated offering price set forth on the cover of this prospectus.
(3)This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. As discussed below, we will make grants of RSUs under the 2024 Incentive Plan to certain of our named executive officers. See “Executive compensation—Actions Taken Following Fiscal Year-End—2024 IPO Equity Grants.”
(4)TWFG Holding Company, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by TWFG Holding Company, LLC will flow through to its partners, including us, and is generally not subject to tax at the TWFG Holding Company, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of TWFG Holding Company, LLC. As a result, the unaudited pro forma consolidated and combined statement of operations reflects adjustments to our income tax expense to reflect an effective income tax rate of 3.5%, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state and local jurisdiction. A reconciliation of the differences between effective income tax rate and the U.S. federal statutory tax rate are as follows:

Income at U.S. statutory rate	21.0%
State taxes, net of federal benefit	1.1
Nontaxable partnership income	(18.5)
Other	(0.1)
Effective income tax rate	3.5%

(5)Upon completion of the Transactions, TWFG, Inc. will become the sole managing member of TWFG Holding Company, LLC. Although we will have a minority economic interest in TWFG Holding Company, LLC, we will have the sole voting interest in, and control the management of, TWFG Holding Company, LLC. As a result, we will consolidate the financial results of TWFG Holding Company, LLC and will report a non-controlling interest related to the LLC Units held by the Pre-IPO LLC Members on our consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, TWFG, Inc. will own 24.2% of the economic interest of TWFG Holding Company, LLC and the Pre-IPO LLC Members will own the remaining 75.8% of the economic interest of TWFG Holding Company, LLC. Net income attributable to non-controlling interests will represent 75.8% of the income before income taxes of TWFG, Inc. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, TWFG, Inc. will own 26.5% of the economic interest of TWFG Holding Company, LLC and the Pre-IPO LLC Members will own the remaining 73.5% of the economic interest of TWFG Holding Company, LLC and net income attributable to non-controlling interests would represent 73.5% of the income before income taxes of TWFG Holding Company, LLC. Shares of non-economic Class B common stock and non-economic Class C common stock are not participating securities and therefore are not included in the per share calculations.
93

Exhibit C
The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is not exercised.

	Class A common stock owned(1)				Class B common stock owned(2)				Class C common stock owned(3)				Combined voting power(4)
	Before this offering		After this offering		Before this offering		After this offering		Before this offering		After this offering		Before this offering		After this offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:		%		%		%		%		%		%		%		%
Bunch Family Holdings, LLC(5)	342,362	15.84%	342,362	2.60%		%		%	33,893,810	100.00%	33,893,810	100.00%	34,236,171	97.39%	34,236,171	94.41%
RenaissanceRE Ventures U.S. LLC(6)		%		%	5,457,417	74.99%	5,457,417	74.99%		%		%	5,457,417	1.57%	5,457,417	1.52%
GHC Woodlands Holdings, Inc.(7)		%		%	1,820,234	25.01%	1,820,234	25.01%		%		%	1,820,234	0.52%	1,820,234	0.51%
Named Executive Officers, Directors and Director Nominees		%		%		%		%		%		%		%		%
Richard F. (“Gordy”) Bunch III(~~7~~8)	342,362	15.84%	342,362	2.60%		%		%	33,893,810	100.00%	33,893,810	100.00%	34,236,171	97.39%	34,236,171	94.41%
Katherine C. Nolan		%		%		%		%		%		%		%		%
Janice E. Zwinggi		%		%		%		%		%		%		%		%
Jonathan Anderson		%		%		%		%		%		%		%		%
Michelle Caroline Bunch(~~8~~9)		%		%		%		%		%		%		%		%
Michael Doak(~~9~~10)		%		%	1,820,234	25.01%	1,820,234	25.01%		%		%	1,820,234	0.52%	1,820,234	0.51%
Janet S. Wong		%		%		%		%		%		%		%		%
Robin Ferracone		%		%		%		%		%		%		%		%
All executive officers, Directors and director nominees as a group	342,362	15.84%	342,362	2.60%	1,820,234	25.01%	1,820,234	25.01%	33,893,810	100.00%	33,893,810	100.00%	36,056,406	97.91%	36,056,407	94.91%

The following table assumes the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

	Class A common stock owned(1)				Class B common stock owned(2)				Class C common stock owned(3)				Combined voting power(4)
	Before this offering		After this offering		Before this offering		After this offering		Before this offering		After this offering		Before this offering		After this offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:		%		%		%		%		%		%		%		%
Bunch Family Holdings, LLC(5)	342,362	15.84%	342,362	2.31%		%		%	33,893,810	100.00%	33,893,810	100.00%	34,236,171	97.39%	34,236,171	93.98%
RenaissanceRE Ventures U.S. LLC(6)		%		%	5,547,417	74.99%	5,547,417	74.99%		%		%	5,457,417	1.57%	5,457,417	1.51%
GHC Woodlands Holdings, Inc.(7)		%		%	1,820,234	25.01%	1,820,234	25.01%		%		%	1,820,234	0.52%	1,820,234	0.50%
Named Executive Officers, Directors and Director Nominees		%		%		%		%		%		%		%		%
Richard F. (“Gordy”) Bunch III(78)	342,362	15.84%	342,362	2.31%		%		%	33,893,810	100.00%	33,893,810	100.00%	34,236,173	97.39%	34,236,172	93.98%
Katherine C. Nolan		%		%		%		%		%		%		%		%
Janice E. Zwinggi		%		%		%		%		%		%		%		%
Jonathan Anderson		%		%		%		%		%		%		%		%
Michelle Caroline Bunch(89)		%		%		%		%		%		%		%		%
Michael Doak(910)		%		%	1,820,234	25.01%	1,820,234	25.01%		%		%		%		%
Janet S. Wong		%		%		%		%		%		%		%		%
Robin Ferracone		%		%		%		%		%		%		%		%
All executive officers, directors and director nominees as a group	342,362	15.84%	342,362	2.31%	1,820,234	25.01%	1,820,234	25.01%	33,893,810	100.00%	33,893,810	100.00%	36,056,407	97.91%	36,056,407	94.48%

(1)On a fully exchanged and converted basis. Subject to the terms of the TWFG LLC Agreement, LLC Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such LLC Units may be redeemed or exchanged.
(2)On a fully exchanged and converted basis. RenRe and GHC hold all of the issued and outstanding shares of our non-economic Class B common stock.
(3)On a fully exchanged and converted basis. Bunch Holdings holds all of the issued and outstanding shares of our non-economic Class C common stock.
(4)Represents percentage of voting power of the Class A common stock, non-economic Class B common stock and non-economic Class C common stock held by such person voting together as a single class. Each holder of Class A and non-economic Class B common stock is entitled to one vote per share, and each holder of non-economic Class C common stock is entitled to ten votes per share, on all matters submitted to our stockholders for a vote.
See “Description of capital stock—Common stock.”
(5)Represents shares owned by Bunch Holdings. The managing member of Bunch Holdings is Mr. Richard F. (“Gordy”) Bunch III, who is the sole member. Mr. Richard F. (“Gordy”) Bunch III may be deemed to have indirect voting and investment control over the shares held by Bunch Holdings. The address for Bunch Holdings is 1201 Lake Woodlands Dr., Ste. 4020, The Woodlands, Texas 77380.
(6)Represents shares owned by RenRe. RenRe is a wholly owned subsidiary of RenaissanceRe Holdings Ltd., which is a publicly listed reinsurance company. RenaissanceRe Holdings Ltd. may be deemed to have indirect voting and investment control over the shares held by RenRe. The address for RenaissanceRe Holdings Ltd. and RenRe is 12 Crow Lane, Pembroke HM19, Bermuda.
(7)Griffin Highline Capital, LLC is the managing member of GHC. Mr. Michael Doak is the Chief Executive Officer, Co-Chairman and Manager of Griffin Highline Capital, LLC and has sole voting and dispositive power over the shares held by GHC. The address for GHC is 4514 Cole Avenue, Suite 802, Dallas, Texas 75205
(~~7~~8)                Consists of 34,236,171 shares beneficially owned by Bunch Family Holdings, LLC, an entity controlled by Mr. Richard F. (“Gordy”) Bunch III.
(~~8~~9)                Ms. Michelle Caroline Bunch is married to Mr. Richard F. (“Gordy”) Bunch III. By virtue of this relationship, Ms. Michelle Caroline Bunch may be deemed to share beneficial ownership of the securities held of record of Mr. Richard F. (“Gordy”) Bunch III, which are not reflected as owned by Ms. Michelle Caroline Bunch in the table.
(~~9~~10)                Consists of ~~1.820,234~~1,820,234 shares beneficially owned by GHC, of which Griffin Highline Capital, LLC is the managing member. Mr. Michael Doak is the Chief Executive Officer, Co-Chairman and Manager of Griffin Highline Capital, LLC and has sole voting and dispositive power over the shares held by GHC. The address for GHC is 4514 Cole Avenue, Suite 802, Dallas, Texas 75205.